

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 20, 2021

Peter Klamka
Chief Executive Officer
Cordia Corporation
401 Ryland St
Reno, NV 89502

> **Re: Cordia Corporation**
> **Offering Statement on Form 1-A**
> **Filed September 23, 2021**
> **File No. 024-11655**

Dear Mr. Klamka:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Cover Page

1. You indicate that the Board of Directors used its business judgment in setting the price range between $0.35 - $0.50 but you set the offering price range to $0.30- $0.50 per share. Please advise why the price range is different from the Board's recommendation. Further, explain your statement that the "offering price will not remain fixed for the duration of the Offering" and tell us how this complies with Securities Act Rule 251(d)(3)(ii) which prohibits at-the-market offerings under Regulation A.

Liquidity and Capital Resources, page 27

2. We note your disclosure that you estimated costs will be five or six thousand dollars per month. However, we further note that your license agreements have a minimum annual payment of $100,000 in the aggregate, and you intend to pay your officers and directors a salary in addition to other expenses. Please revise to incorporate all expected

expenditures in your discussion of your liquidity and capital resources needed for the next 12 months.

3. You disclose that your note with Lyons Capital LLC is currently in default. However, you also indicate that the due date has been extended to December 31, 2021. Please reconcile or advise.

Description of Business, page 28

4. You indicate that you intend to operate a subscription based business. You also indicate that pursuant to your license agreements, a certain percentage of gross receipts will be due to Denise Richards, Carmen Electra and Holly Sonders as a royalty for usage of their image and likeness. Please revise to clarify how the company intends to generate revenue, including from subscriptions and/or gross receipts, and clearly disclose the fact that, in the aggregate, 80% of gross receipts for 36 months will be due under your licensing agreements. File these license agreements as exhibits.

Directors, Executive Officers, and Significant Employees, page 30

5. We note that your executive officers and significant employees are not required to work full time for your company. Please disclose the number of hours per week or month they are expected to work for the Company. See Item 10 of Form 1-A. Please revise to clarify whether your officers and director serve as officers or directors of any companies and not only publicly traded companies. Finally, you refer to Eric Rice as your Chairman and Chief Executive Officer on page 31 which differs from your disclosure elsewhere in the offering statement. Please advise.

Signatures, page 43

6. Please revise to indicate whether Peter Klamka is also serving as the company's principal accounting officer.

General

7. We note that the consent from BF Borgers that references this offering circular is dated May 25, 2021, which is prior to the filing of this Form 1-A. Please revise to provide an updated consent.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jonathan Leinwand